82-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA


06018729

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 15 November 2006

SUPPL

Dear Sir

J Sainsbury Announces: Interim Results for the 28 weeks ended 7 October 2006

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 14 November 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

15 November 2006

Interim Results for the 28 weeks ended 7 October 2006

Strong first half profit growth – recovery on track

Making Sainsbury's Great Again
- Seven quarters of consecutive like-for-like sales and market share growth
- Delivered £1.3 billion additional sales after 18 months, just over halfway to £2.5 billion target (1)
- Focus on fresh and healthy food differentiates Sainsbury's and customers increasingly look for the values which are at the heart of the Company's heritage and brand
- Significant improvement in first 18 months on price, quality, availability and customer service
- Delivery of cost savings on track
- Early progress in re-establishing property pipeline
- Convenience and non-food offers delivering to plan
- Voted 'Supermarket of the Year' in the 2006 Retail Industry Awards

Financial summary
- Underlying profit before tax (2) £189 million (2005/06: £118 million), up 60.2 per cent
- Profit before tax of £194 million (2005/06: £87 million), up 123.0 per cent
- Underlying basic earnings per share (3) 7.3 pence (2005/06: 4.8 pence), up 52.1 per cent
- Basic earnings per share 7.5 pence (2005/06: 3.5 pence), up 114.3 per cent
- Interim dividend of 2.40 pence per share (2005/06: 2.15 pence), up 11.6 per cent

Retailing – Supermarkets and Convenience
- Total sales (inc VAT) up 8.3 per cent to £9,549 million
- Like-for-like sales growth (inc VAT) (4) of 6.2 per cent
- Retailing underlying operating profit (6) £215 million up 28.0 per cent
- Operational gearing continues to be delivered with retailing operating margin (7) up 37 basis points

Financial Services - Sainsbury's Bank
- Breakeven at operating level (2005/06: operating loss of £5 million)
- Business stabilised, costs reduced and debt trends improving

Philip Hampton, Chairman, said: "We are now halfway through our three year plan and the recovery is on track. This has been a strong first half performance for Sainsbury's with underlying profit before tax up 60.2 per cent at £189 million. The Board have approved an interim dividend of 2.40 pence per share, an increase of 11.6 per cent on last half year. This represents 30 per cent of last year's total dividend. In future years we expect to maintain the approach of 30 per cent of the previous year's total dividend for the first half."

Justin King, Chief Executive, said: "We have made good progress during the first six months of the year reporting our seventh consecutive quarter of like-for-like sales growth, our best performance for many years. Total sales (inc VAT) for the first half increased by 8.3 per cent and like-for-like sales growth (4) was 6.2 per cent. A strong performance on food together with good performances from online and non-food have driven higher sales densities which are up 5.6 per cent. At the same time we have realised cost savings, delivered operational gearing and increased the retailing operating margin by 37 basis points.

"We have now delivered £1.3 billion of additional sales after 18 months, which is just over halfway towards our target to grow sales by £2.5 billion (1) by March 2008. Over the same period, our market share has increased with weekly customer transactions growing 1.5 million as we have introduced better quality products, lowered prices, and improved product availability and customer service.

"Looking forward, we face tougher sales comparatives of over five per cent which were achieved in quarters three and four of 2005/06. We believe that our focus on healthy, safe, fresh and tasty food is becoming increasingly important for customers. We expect the market to remain highly competitive but our first half performance gives us good momentum as customers continue to look for better quality products at competitive prices."

Notes:

1 **Making Sainsbury' s Great Again sales target:** Includes VAT and excludes fuel and Sainsbury's Bank sales.
2 **Underlying profit before tax:** Profit before tax before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. For the 28 weeks to 8 October 2005, these one-off items were the Business Review costs.
3 **Underlying basic earnings per share:** Profit after tax attributable to equity holders before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the period, excluding those held by the ESOP trusts, which are treated as cancelled.
4 **Excluding fuel and Easter adjusted:** See (5) below.
5 **Easter adjustment:** Like-for-like sales are impacted by the timing of the Good Friday trading week (none in H1 2005/06 and one in H1 2006/07).
6 **Retailing underlying operating profit:** Underlying profit before tax excluding Sainsbury's Bank, before finance income and finance costs.
7 **Retailing operating margin:** Retailing underlying operating profit divided by retail sales (ex VAT).
8 Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.
9 Sainsbury's will announce its third quarter trading statement on 11 January 2007.
10 We will be holding a presentation for analysts and investors at **9:45 am (GMT) on 15 November 2006**.

To view the slides of the Results Presentation and the Webcast:
We recommend that you register for this event in advance. To do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from 9.30 am on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from 16:00 (GMT) on the day in the form of a delayed webcast.

To listen to the Results Presentation:
To participate, ten minutes prior to the start of the presentation, dial **+44 (0) 20 7806 1956**. You will be asked to give your name and Company details. You will then be placed on hold and will hear music until the presentation starts.

An archive of this event will be available from **12.30 GMT on the day** by calling **+44 (0) 20 7806 1970, pin number 5973746# until midnight GMT on Friday 17 November 2006.**

To view the transcript of the Results Presentation:
Go to www.j-sainsbury.co.uk from Friday 17 November 2006.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

Operating review

Making Sainsbury's Great Again

The Sainsbury's shopping experience has substantially improved since the Company embarked on its recovery plan, Making Sainsbury's Great Again (MSGA), in October 2004. Significant investment has been made in pricing and this continued during the first half despite considerable cost pressure in the market. Prices were maintained at the same level as the first half of 2005/06 despite wider grocery market inflation. The £400 million catch up investment in the customer offer has substantially been made and has resulted in Sainsbury's delivering its most competitive price position for many years. Going forward, in line with the recovery plan, the Company expects to continue to invest 100 to 150 basis points per annum in the customer offer, as it is committed to maintaining its competitive position in the market.

Sainsbury's product availability is at its highest level for many years. The Company is committed to further improvements in product availability and the challenge for the second half is on delivering consistency. Focus in the supply chain has been on securing the benefits of the recent reorganisation and delivering underlying efficiencies. The reorganised depots are handling the increased volume compared to last year giving an improved service to stores with less resource. The cost per case to deliver products to stores has significantly improved and is now in line with industry benchmarks.

Sainsbury's focus on food

Great food at fair prices is the foundation of Sainsbury's offer and central to the Company's universal appeal. Placing the priority on quality fresh food offers customers a different proposition to that of major competitors. The target to grow grocery sales by £1.4 billion, as part of the recovery plan, is dependent upon the continuation of Sainsbury's lead in quality and ensuring prices remain competitive. With the sales growth delivered to date, the Company is ahead of achieving that target.

Last month Sainsbury's achieved outstanding success at the Retail Industry Awards 2006, winning four awards including Fresh Produce Retailer of the Year and Supermarket of the Year. Customers value the focus on better quality, fresh and seasonal food which has been synonymous with Sainsbury's brand for over 100 years. The Company works closely with suppliers to source as many products as possible from the UK and was the first retailer to get a variety of British seasonal produce into store this year.

Following the launch of 'Farm Promise' milk from British farms converting to organic standards, Sainsbury's has adopted a similar approach to boost UK apple production. The UK currently produces 180,000 tons of apples, yet new growing techniques could potentially triple this amount. Over the past year Sainsbury's has been in regular contact with 32 of its beef farmers holding partnership meetings organised through its primary beef supplier. Recent discussions have focused on the use of older beef, whole carcass utilisation, imports, exports and the future of supplies. The Company also has the leading industry beef maturation standards for products sold as 21 day beef.

Sainsbury's 'Supply something new' programme was launched in May 2006 to give local suppliers access to a wider market through the Company's stores. Managers meet new suppliers to search for high quality, innovative, locally produced food for customers to enjoy. Two events have taken place so far and Sainsbury's is planning to introduce new products into stores over the coming months. New Organic Patisserie cheesecakes are already in store.

The trend for choosing organic food continues to grow and Sainsbury's supports and celebrates organic food that is seasonal and British. All organic primary chicken, beef, pork, milk, eggs, cheddar cheese and in-season lamb is sourced from the UK. The Company's premium range 'Taste the difference' (TTD) was relaunched in September. Products must meet strict quality standards and do not have any artificial colours, flavours or hydrogenated fats. Originally launched in November 2000, the range has grown from 250 products to over 1,100 and is set to be a £1 billion brand next year.

The 'Wheel of Health' is Sainsbury's multiple traffic light nutritional front of pack labeling introduced in January 2005. The Company believes colour-coding the content of salt, fat, saturates, total sugars and calories is the most effective way of helping customers know more about the food they buy so that they can make better, healthier choices at the shelf edge. The 'Wheel of Health' is now on over 2,200 own label products including TTD.

Try Something New Today

'Try Something New Today' celebrated its first anniversary in September. Inspired by the insight that most customers shopped from a selection of around only 150 products, the campaign suggests simple ways to make small but impactful changes to the food we eat and has been incredibly successful. Items featured in advertising have inspired customers to try different products. Mango sales volumes increased over 400 per cent year on year when it featured in a 'Try' tip in July. This year's Christmas campaign will give 'Try' tips for a number of products and a Christmas recipes and ideas booklet will show how to cook products from scratch, as well as enhance pre-prepared products such as mince pies.

Complementary non-food

Sainsbury's believes that food should remain at the heart of its offer but complementary non-food is targeted to deliver sales growth of £700 million as set out in October 2004. The Company remains on track to deliver this with sales on core ranges such as cards, wrapping paper and entertainment growing in the region of 20 per cent as improvements have been made to the range, space, fixtures and displays dedicated to these products in store.

Following successful trials in 15 stores last year where space was re-laid with new fixtures and fittings for the non-food ranges, a further 31 stores have been re-laid in the first half. It is anticipated, as a result of the success so far, that there will be a further 20 stores with this improved offer by the end of the financial year. A number of the extended stores have had a significant amount of space added for the complementary non-food offer and have also traded well. As the extension programme accelerates it will provide the opportunity to add complementary non-food into further stores. An additional 28 pharmacies also opened during the first half bringing the total to 192 pharmacies. By building on these early results, and by adding improved systems and processes, the Company is confident that it remains on track to grow the complementary non-food business faster in the second half of the three year recovery plan.

TU, Sainsbury's clothing range, celebrated its second anniversary in September and is now approaching a £250 million label, on an annualised basis. TU continues to be developed and further improved with a 25 per cent increase in the number of styles offered and with additional ranges introduced during the half. A range of 22 items of clothing made from Fairtrade certified cotton will be on sale in 66 stores from early 2007. This follows the UK's biggest ever single order of Fairtrade certified cotton placed earlier this year for the Company's Sport Relief t-shirts. During the first half, TU was introduced into 30 more stores, bringing the total to 232 with plans for ten more stores to have TU added during the second half of this year. Substantial improvements have been made to the infrastructure behind the brand to enable the business to continue to expand.

Corporate responsibility

Corporate responsibility has been an important part of Sainsbury's since the first store opened in 1869 and is of increasing importance to customers. It remains core to the way we do business with an Operating Board Director sponsoring each one of the five principles.

Sainsbury's aims to be '***the best for food and health'*** and is committed to giving customers access to healthy and tasty food regardless of budget. A recent example of this is the commitment to remove all artificial colours, flavours and hydrogenated fats from the production of own label products by January 2007.

Ten years ago Sainsbury's was the first major British food retailer to publish a comprehensive report on its environmental performance and ***'respect for our environment'*** remains a key concern. Sainsbury's leads the industry in many areas and continues to innovate to set even higher standards. In September, the Company revolutionised product packaging with the introduction of maize, sugar-cane or starch compostable packaging for over 500 products. The move will save over 4,000 tonnes of fossil fuel (3,550 tonnes of plastic) from Sainsbury's output alone each year and reduces rubbish collected for landfill. Similar savings will be achieved through the recent launch of the 33 per cent orange recycled bag.

The Company will not be sending a printed interim report to all shareholders but is instead advertising the interim results in the Financial Times on Friday 17 November and publishing the report on www.j-sainsbury.co.uk saving over 30 tonnes of paper this year. Sainsbury's has also joined eTree, an organisation that promotes electronic shareholder communication, and is donating a sapling to the Woodland Trust, the UK's leading woodland conservation charity, for every shareholder registering with the service. So far almost 5,000 shareholders have signed up, equivalent to approximately six acres of tree planting.

Sainsbury's has a long tradition of working closely with suppliers and ***'sourcing with integrity'*** is a fundamental platform in its relationships. The Company has industry-leading fish sustainability plans, supported by the Marine Conservation Society, and was the first to sell Marine Stewardship Council approved cod from a sustainable supply.

Sainsbury's has always been an integral part of the communities in which it trades and this was evident in the welcome the Company received when it opened its new store in Upper Norwood in August. ***'Making a positive difference to your community'*** ensures that the Company tailors each new store to the local community as well as driving initiatives such as Active Kids and its support of Comic Relief.

Active Kids provides schools with activity equipment and experiences in return for vouchers earned in store. Over the past two years Sainsbury's has donated over £34 million of activity equipment benefiting 26,000 primary, secondary and special needs schools as well as nurseries. Through the Youth Sports Trust the Company supports the 'Top Activity' programme in around 500 primary and secondary schools. This together with Active Kids has helped the government exceed its target of 75 per cent of children receiving two hours of quality physical exercise and sport per week.

Re-engaging colleagues around the principles of Sainsbury's business is fundamental to the MSGA plan and in establishing ***'a great place to work'***. Training in new leadership styles was piloted by the Operating Board and then delivered to 1,000 managers from stores and central teams last financial year. These 1,000 managers have, in turn, delivered the training to 9,000 colleagues. The last workshop was held on 31 October, meaning the entire programme from the Operating Board downwards was completed in just over a year with a total of 235 workshops held across the country and as part of the process around 54,000 colleagues have provided feedback to managers.

Property development

The target remains to grow total trading space by up to five per cent per annum and the Company expects to build toward this target in a time frame of three to five years. This is a significant step up in development of the property pipeline and a number of UK locations where a Sainsbury's supermarket could be introduced to the local community over the longer term have been identified. Freehold and leasehold properties are sought although space growth is expected to be predominantly leasehold in the short term, as it is likely that the freehold sites acquired will be later in the development cycle. The Company has recently demonstrated its differentiated approach to working with local communities and as a result has been chosen to develop new stores against tough competition. It gained planning approval at Urmston in Manchester and the right to bid at Penrith, Cumbria. In addition Sainsbury's will, when it is possible, buy in freeholds of trading sites where it believes there are potential long term development opportunities.

Supermarkets

Sainsbury's has continued to develop its store estate and is ahead of its planned footage growth for the current financial year due to the acquisition of a number of stores from Somerfield. In the first half seven new stores were opened (including four acquired from Somerfield), five stores extended, one downsized and 32 refurbished. Eleven new stores, including three replacements, are expected to open in the second half, including five also acquired from Somerfield which are due to open before Christmas. In the second half, Sainsbury's expects to complete 13 extensions and 16 refurbishments and further opportunities continue to be identified. Together this will mean the new space for the year will be approximately 2.5 per cent to 3.0 per cent, up from 1.5 per cent to 2.0 per cent previously expected. As stores are refurbished, improvements in sales densities are being achieved and there remains considerable potential to grow densities further.

Convenience

The convenience operation is now under the leadership of Lawrence Christensen. It is targeted to achieve £400 million of additional sales in the MSGA plan and is currently in line with this plan. The focus is on growing the business and improving operating processes.

Sainsbury's now has 290 convenience stores which are generally located in neighbourhood and town centre locations. During the first half, ten new stores opened and the Company refurbished 17 stores into 'Sainsbury's @ Jacksons' and carried out 20 other refurbishments. In the second half, it is expected that a further 20 new stores will be added and over 40 stores refurbished. Refurbishments are ongoing and converted Bells and Jackson's stores have continued to show over 20 per cent sales growth year on year, driven primarily by increasing demand for quality fresh food.

Sainsbury's Online

The focus on improving the online shopping service continues to produce outstanding results as more customers try the service each week. The number of deliveries has increased with record numbers achieved in recent weeks with orders approaching 60,000 per week. The service is attracting its highest number of first time customers primarily through the recommendation of existing customers.

Sales in the first half grew by over 40 per cent year on year and the service is now available to 83 per cent of UK households. The 108th online store, and the first in Northern Ireland, opened in Sprucefield last week and a total of 125 stores are targeted to be available by the end of the financial year. The online business will then reach 85 per cent of UK households.

Sainsbury's Bank

The Bank has made good progress delivering a breakeven operating result for the first half and is targeting breakeven at operating level in the current financial year. The Bank is now stabilising its business and it plans to move into profitability in 2007/08 as the customer proposition is improved.

Competition Commission

Sainsbury's has made its submission to the Competition Commission (CC) and attended its hearing. A summary of the Company's submission is on Sainsbury's (www.j-sainsbury.co.uk) and the CC's websites. In summary the Company believes that there are two highly competitive markets, 'one stop shop' and 'convenience', and that customers would benefit from changes to the local planning regime with a move away from the fascia test and needs test to a market share test. It also believes that the supplier code of conduct should be extended to encompass all retailers. Sainsbury's is co-operating fully with the CC and awaits the publication of their emerging thinking in due course.

Looking forward

The Preliminary Results in May 2006 stated that the second half of the current financial year will be impacted by higher energy costs and tougher sales comparatives and this remains the case. The market is also expected to remain highly competitive. The strong performance to date gives good momentum as Sainsbury's enters the second half of the year and the second half of its three-year recovery plan.

Financial review

The results for the 28 weeks to 7 October 2006 ('half year') reflect a strong start to the second year of the Making Sainsbury's Great Again plan.

Income statement

Sales (inc VAT) increased by 8.3 per cent to £9,724 million (2005/06: £8,978 million). Underlying profit before tax was up 60.2 per cent at £189 million (2005/06: £118 million). Profit before tax was £194 million (2005/06: £87 million) and reflects the impact of having no one-off items this half year (2005/06: expense of £14 million). Underlying basic earnings per share increased to 7.3 pence (2005/06: 4.8 pence). Basic earnings per share increased to 7.5 pence (2005/06: 3.5 pence). An interim dividend of 2.40 pence per share has been approved by the Board of Directors (2005/06: 2.15 pence).

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m	% change
Continuing operations			
Sales (inc VAT)			
Retailing – Supermarkets and Convenience	**9,549**	8,815	8.3
Financial services – Sainsbury's Bank	**175**	163	7.4
Total sales (inc VAT)	**9,724**	8,978	8.3
Sales (ex VAT)			
Retailing – Supermarkets and Convenience	**8,841**	8,164	8.3
Financial services – Sainsbury's Bank	**175**	163	7.4
Total sales (ex VAT)	**9,016**	8,327	8.3
Underlying operating profit			
Retailing – Supermarkets and Convenience	**215**	168	28.0
Financial services – Sainsbury's Bank	**-**	(5)	n/a
Total underlying operating profit	**215**	163	31.9
Underlying net finance costs (1)	**(26)**	(45)	42.2
Underlying profit before tax	**189**	118	60.2
Business Review costs	**-**	(14)	n/a
Profit/(loss) on sale of properties	**1**	(7)	n/a
Financing fair value movements	**4**	(10)	n/a
Profit before tax	**194**	87	123.0
Income tax expense	**(68)**	(34)	(100.0)
Profit for the financial period	**126**	53	137.7
Underlying basic earnings per share	**7.3p**	4.8p	52.1
Basic earnings per share	**7.5p**	3.5p	114.3
Approved interim dividend per share	**2.40p**	2.15p	11.6

(1) Underlying net finance costs: Net finance costs pre financing fair value movements.

Retailing – Supermarkets and Convenience

Sales (inc VAT) increased by 8.3 per cent to £9,549 million (2005/06: £8,815 million) reflecting a significant contribution from like-for-like growth as well as new space and fuel. Easter adjusted like-for-like sales performance (ex fuel) was up 6.2 per cent. The positive sales growth reflected higher volumes and overall grocery price inflation of nil. The impact of fuel on like-for-like growth remained positive with Easter adjusted like-for-like sales including fuel up 6.8 per cent. Online orders increased by over 40 per cent driven by strong like-for-like volumes and the extension in the geographical area covered by the service.

	28 weeks to 7 October 2006	28 weeks to 8 October 2005	52 weeks to 25 March 2006
Like-for-like sales % (ex fuel) (*Easter adjusted*)	**6.2**	2.1	3.7
Like-for-like sales % (inc fuel) (*Easter adjusted*)	**6.8**	3.1	4.1
Grocery price inflation/(deflation) %	**nil**	(1.4)	(1.5)
Retailing underlying operating profit (£m)	**215**	168	352
Year on year growth %	***28.0***	*13.5*	*14.3*
Retailing underlying operating margin % (1)	**2.43**	2.06	2.24

(1) Retailing underlying operating profit divided by retail sales (ex VAT).

New space provided a positive contribution to sales in the half year. Seven new supermarkets, including four stores acquired from Somerfield, and ten new convenience stores were opened. Five extensions, 32 refurbishments and one downsize were completed within the supermarket estate. In convenience, there were 20 refurbishments and 17 conversions completed. A further 31 supermarkets benefited from investment in their complementary non-food offer following successful trials in 15 stores last financial year.

	Supermarkets		Convenience		**Total**	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 25 March 2006 (1)	472	16,090	280	635	**752**	**16,725**
New stores	7	134	10	27	**17**	**161**
Extensions/downsizes/refurbishments	-	29	-	-	**-**	**29**
As at 7 October 2006	479	16,253	290	662	**769**	**16,915**
Memorandum						
Extensions/downsizes/refurbishments	38		37		**75**	

(1) Reflects central supermarkets reclassified from Convenience to Supermarket and other size adjustments.

Retailing underlying operating profit increased by 28.0 per cent to £215 million (2005/06: £168 million) reflecting the strong sales performance and a 37 basis point improvement in underlying operating margin (ex VAT) to 2.43 per cent for the half year (2005/06: 2.06 per cent). Continued improvement in operational gearing has been driven from higher sales volumes, improved stock loss and cost savings. This has helped to mitigate the impact of continued investment in price and product quality. In line with the MSGA plan, the strategic investment in price has now been largely completed although the price position will continue to be maintained within the competitive environment whilst the Group also focuses on improving quality and service for the customer.

Key areas of cost saving have been in supply chain, labour and IT costs where following the insourcing from Accenture at the end of the last financial year, IT costs have fallen slightly ahead of expectations. In addition, there continues to be a tight focus on managing central costs and a continued drive to reduce stock loss, although shrinkage challenges in particular remain an issue as the external environment has become tougher. The Group remains on track to achieve the £440 million cost savings over three years that underpin the MSGA plan and support the investment in the customer offer. External cost pressures on oil-related costs and business rates have been widely reported within the industry. Due to the timing of the Group's energy contract renewal, there has been no impact of higher energy costs in the half. However there will be a significant step up in energy costs of around £55 million in the second half compared to the second half of last year.

Financial services - Sainsbury's Bank

Sainsbury's Bank has made good progress in stabilising its business during the half year and at the operating level the business was breakeven (2005/06: operating loss of £5 million). A tight focus on cost control has more than offset a higher bad and doubtful debt charge, which primarily relates to the remaining portion of the business written in 2003 and 2004. The tighter risk management actions now implemented should lead to reduced bad debt for the future. Overall for the full year, Sainsbury's Bank is continuing to target a breakeven position at the operating level.

Underlying net finance costs

Underlying net finance costs decreased by £19 million to £26 million (2005/06: £45 million), which comprised a £4 million reduction in underlying finance costs and a £15 million increase in finance income. The Group expects that second half finance costs will remain broadly level year on year reflecting the progress made in the second half of the last financial year.

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m
Interest income	**7**	3
Net return on pension schemes	**23**	12
Underlying finance income	**30**	15
Interest costs	**(61)**	(62)
Capitalised interest	**5**	2
Underlying finance costs	**(56)**	(60)
Underlying net finance costs (1)	**(26)**	(45)

(1) Underlying net finance costs: Net finance costs pre financing fair value movements.

The composition of the finance costs reflects the impact of the debt restructuring and one-off pension contribution of £350 million announced on 24 March 2006. The net return on pension scheme assets has increased as a result of the pension contribution but this is offset with higher interest costs. The debt restructuring generated an underlying saving of £7 million within interest costs as the switch into commercial mortgage backed securities enabled the Group to benefit from lower interest rates. There has been a further saving of £9 million on net interest costs primarily relating to improved cash management. Capitalised interest increased by £3 million, which reflected the timing of capital projects.

Profit/loss on sale of properties

Surplus assets were sold generating total cash proceeds of £21 million (2005/06: £121 million) and an overall profit on sale of £1 million (2005/06: loss of £7 million). For the full year it is expected that the total proceeds will be between £75 million and £100 million.

Financing fair value movements

Fair value movements for the Group resulted in a £4 million gain (2005/06: £10 million loss). The debt restructuring has reduced the number of non-compliant hedges which are subject to volatility from the mark to market adjustments.

Taxation

The income tax expense was £68 million (2005/06: £34 million), with an underlying rate of 35.4 per cent (2005/06: 35.5 per cent) and an effective rate of 35.1 per cent (2005/06: 39.5 per cent). The underlying rate exceeded the nominal rate of UK corporation tax principally due to the lack of effective tax relief on depreciation of UK retail properties.

A £9 million cash refund of corporation tax in relation to overpayments made in prior years was received during the half (2005/06: £18 million received). The Group does not expect to make a corporation tax cash payment in the current year largely because of the tax relief associated with the one-off pension contribution announced at the time of the debt restructuring.

Earnings per share

Underlying basic earnings per share increased by 52.1 per cent from 4.8 pence to 7.3 pence, reflecting the improvement in underlying profit after tax attributable to equity holders, after adjusting for the minority interests in Sainsbury's Bank. Basic earnings per share increased to 7.5 pence (2005/06: 3.5 pence).

Dividends

An interim dividend of 2.40 pence per share has been approved by the Board of Directors (2005/06: 2.15 pence) and will be paid on 5 January 2007 to shareholders on the Register of Members at the close of business on 24 November 2006. This represents 30 per cent of last year's total dividend and this will be the basis for the half year dividend going forward.

Cash flow statement

Group net debt increased in the half year by £229 million from £1,415 million at the prior year-end to £1,644 million. This increase was due to the £240 million pension contribution made in May 2006 and a £65 million impact relating to one-off items previously charged against profit. After adjusting for these items there was an underlying net debt improvement of £76 million.

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Operating cash flows	**276**	369	780
Net interest	**(29)**	(85)	(156)
Taxation	**9**	18	3
Cash flow before appropriations	**256**	302	627
Purchase of non-current assets	**(392)**	(301)	(561)
Disposal of non-current assets/operations	**21**	112	151
Debt restructuring costs	**-**	-	(22)
Proceeds from issue of shares	**8**	1	22
Dividends paid	**(99)**	(95)	(131)
Repayment of borrowings	**(10)**	(214)	65
Capital redemption	**(2)**	(6)	(9)
Net (decrease)/increase in cash and cash equivalents	**(218)**	(201)	142
Decrease/(increase) in debt	**10**	214	(65)
IAS 32 and IAS 39 adjustments	**(21)**	(62)	(51)
Movement in net debt	**(229)**	(49)	26
Opening net debt	**(1,415)**	(1,441)	(1,441)
Closing net debt	**(1,644)**	(1,490)	(1,415)
Of which:			
Retailing	**(1,765)**	(1,581)	(1,536)
Financial services	**121**	91	121
Closing net debt	**(1,644)**	(1,490)	(1,415)

Capital expenditure
Capital expenditure increased in the half year to £348 million (2005/06: £216 million). This included £127 million on new stores, (2005/06: £63 million) and £205 million on extensions and refurbishments (2005/06: £103 million). Capital expenditure is forecast to be in the region of £700 million to £750 million for the full year, an increase of £50 million from previous expectations as a result of the purchase of additional freehold properties.

Balance sheet
Shareholders' funds were £3,964 million (March 2006: £3,965 million). Gearing increased year on year to 41 per cent (March 2006: 36 per cent), primarily reflecting the £350 million one-off pension contribution.

	7 October 2006 £m	Restated (1) 8 October 2005 £m	25 March 2006 £m
Non-current assets	**8,836**	8,808	8,927
Inventories	**574**	551	576
Trade and other receivables	**2,291**	1,591	2,216
Cash and cash equivalents	**910**	619	1,028
Debt	**(2,554)**	(2,109)	(2,443)
Net debt	**(1,644)**	(1,490)	(1,415)
Trade and other creditors and provisions	**(6,093)**	(5,377)	(6,339)
Net assets	**3,964**	4,083	3,965
Equity shareholders' funds	**3,886**	4,003	3,886
Minority interests	**78**	80	79
Total equity	**3,964**	4,083	3,965

(1) Interim results as at October 2005 restated to reflect IFRS accounting policies as at 25 March 2006.

Pensions
At the time of the debt restructuring last financial year, the Group made a commitment to make a one-off contribution of £350 million into the Group's defined benefit pension schemes. £110 million of this was paid into the scheme on 24 March 2006 and was reflected in the year-end deficit of £651 million. A further £240 million was paid on 19 May 2006. In addition the Group has agreed to increase annual deficit contributions by £18 million to £38 million from March 2007. These contributions along with the £350 million one-off contribution were designed to fund the reported gross deficit which, calculated under IAS 19, was £582 million as at 8 October 2005.

	7 October 2006 £m	8 October 2005 £m	25 March 2006 £m
Present value of funded obligations	**(4,483)**	(3,848)	(4,361)
Fair value of plan assets	**4,006**	3,266	3,710
	(477)	(582)	(651)
Present value of unfunded obligations	**(6)**	(7)	(7)
Retirement benefit obligations	**(483)**	(589)	(658)
Deferred income tax asset	**207**	176	227
Net retirement benefit obligations	**(276)**	(413)	(431)

The next triennial actuarial valuation is currently in progress and the results are expected in early 2007 which will include any new commutation assumptions following changes to the Finance Act effective from April 2006 ("A-Day"). At 7 October 2006, the net retirement benefit obligations are £276 million (March 2006: £431 million).

Group income statement (unaudited)
for the 28 weeks to 7 October 2006

	Note	**28 weeks to 7 October 2006 £m**	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Continuing operations				
Revenue	3	**9,016**	8,327	16,061
Cost of sales		**(8,425)**	(7,747)	(14,994)
Gross profit		**591**	580	1,067
Administrative expenses		**(376)**	(431)	(839)
Other income/(expense)		**1**	(7)	1
Operating profit		**216**	142	229
Finance income	4	**34**	15	30
Finance costs	4	**(56)**	(70)	(155)
Profit before taxation		**194**	87	104
Analysed as:				
Underlying profit before tax (1)		**189**	118	267
Business Review operating costs		**-**	(14)	(51)
IT insourcing costs		**-**	-	(63)
Profit/(loss) on sale of properties		**1**	(7)	1
Financing fair value movements	4	**4**	(10)	(12)
Debt restructuring costs	4	**-**	-	(38)
		194	87	104
Income tax expense	5	**(68)**	(34)	(46)
Profit for the financial period		**126**	53	58
Attributable to:				
Equity holders of the parent		**127**	58	64
Minority interests		**(1)**	(5)	(6)
		126	53	58
Earnings per share	6	**pence**	pence	pence
Basic		**7.5**	3.5	3.8
Diluted		**7.5**	3.4	3.8

(1) Profit before tax before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. For the 28 weeks to 8 October 2005, these one-off items were the Business Review costs. For the 52 weeks to 25 March 2006, these one-off items were the Business Review costs, IT insourcing costs and debt restructuring costs.

An interim dividend of 2.40 pence per share (October 2005: 2.15 pence per share) has been approved by the Board of Directors for the 28 weeks to 7 October 2006, resulting in a total interim dividend of £41 million (October 2005: £36 million).

Group statement of recognised income and expense (unaudited)
for the 28 weeks to 7 October 2006

	Note	**28 weeks to 7 October 2006 £m**	Restated 28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Currency translation differences		**-**	-	2
Actuarial losses on defined benefit pension schemes		**(90)**	(67)	(255)
Available-for-sale financial assets				
fair value movements		**12**	14	26
Cash flow hedges				
effective portion of fair value movements		**(2)**	1	1
transferred to income statement		**-**	-	(1)
Share-based payment tax deduction	5	**-**	-	5
Tax on items recognised directly in equity	5	**23**	16	68
Net loss recognised directly in equity		**(57)**	(36)	(154)
Profit for the financial period		**126**	53	58
Total recognised income/(expense) for the financial period		**69**	17	(96)
Attributable to:				
Equity holders of the parent		**70**	22	(90)
Minority interests		**(1)**	(5)	(6)
		69	17	(96)
Effect of changes in accounting policy on adoption of IAS 32 and IAS 39:				
Equity holders of the parent	9	**-**	(78)	(78)
Minority interests		**-**	-	-
		-	(78)	(78)

Group balance sheet (unaudited)
at 7 October 2006

	Note	7 October 2006 £m	Restated 8 October 2005 £m	25 March 2006 £m
Non-current assets				
Property, plant and equipment		**7,119**	6,978	7,060
Intangible assets		**184**	196	191
Investments		**10**	10	10
Available-for-sale financial assets		**125**	110	113
Amounts due from Sainsbury's Bank customers		**1,374**	1,459	1,473
Derivative financial instruments		**-**	159	-
Deferred income tax asset		**9**	11	55
		8,821	8,923	8,902
Current assets				
Inventories		**574**	551	576
Trade and other receivables		**383**	310	276
Amounts due from Sainsbury's Bank customers and other banks		**1,807**	1,203	1,888
Available-for-sale financial assets		**101**	78	52
Derivative financial instruments		**-**	3	-
Cash and cash equivalents	10b	**910**	619	1,028
		3,775	2,764	3,820
Non-current assets held for sale		**15**	43	25
		3,790	2,807	3,845
Total assets		**12,611**	11,730	12,747
Current liabilities				
Trade and other payables		**(2,178)**	(1,958)	(2,094)
Amounts due to Sainsbury's Bank customers and other banks		**(2,344)**	(2,299)	(2,299)
Short-term borrowings		**(347)**	(263)	(253)
Derivative financial instruments		**(8)**	(38)	(10)
Taxes payable		**(113)**	(106)	(63)
Provisions		**(36)**	(30)	(91)
		(5,026)	(4,694)	(4,810)
Net current liabilities		**(1,236)**	(1,887)	(965)
Non-current liabilities				
Other payables		**(32)**	(30)	(30)
Amounts due to Sainsbury's Bank customers and other banks		**(843)**	(266)	(1,009)
Long-term borrowings		**(2,178)**	(1,969)	(2,178)
Derivative financial instruments		**(21)**	(7)	(2)
Provisions		**(64)**	(92)	(95)
Retirement benefit obligations	8	**(483)**	(589)	(658)
		(3,621)	(2,953)	(3,972)
Net assets		**3,964**	4,083	3,965
Equity				
Called up share capital		**490**	487	489
Share premium account		**789**	763	782
Capital redemption reserve		**670**	665	668
Other reserves		**(58)**	122	(1)
Retained earnings		**1,995**	1,966	1,948
Equity shareholders' funds		**3,886**	4,003	3,886
Minority interests		**78**	80	79
Total equity	9	**3,964**	4,083	3,965

Group cash flow statement (unaudited)
for the 28 weeks to 7 October 2006

	Note	**28 weeks to 7 October 2006 £m**	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Cash flows from operating activities				
Cash generated from operations	10a	**276**	369	780
Interest paid		**(33)**	(85)	(159)
Corporation tax received		**9**	18	3
Net cash from operating activities		**252**	302	624
Cash flows from investing activities				
Purchase of property, plant and equipment		**(388)**	(292)	(549)
Purchase of intangible assets		**(1)**	(3)	(6)
Proceeds from disposal of property, plant and equipment		**21**	121	164
Acquisition of subsidiaries, net of cash acquired		**(3)**	(6)	(6)
Costs from disposal of operations		**-**	(9)	(13)
Interest received		**6**	2	6
Net cash from investing activities		**(365)**	(187)	(404)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**8**	1	22
Capital redemption		**(2)**	(6)	(9)
Repayment of short-term borrowings		**(4)**	(223)	(348)
Repayment of long-term borrowings		**(6)**	-	(1,701)
Proceeds from short-term borrowings		**-**	-	50
Proceeds from long-term borrowings		**-**	-	2,056
Debt restructuring costs		**-**	-	(22)
Repayment of capital element of obligations under finance lease borrowings		**-**	-	(1)
Interest elements of obligations under finance lease payments		**(2)**	(2)	(3)
Dividends paid	7	**(99)**	(95)	(131)
Issue of loan from minority shareholder		**-**	9	9
Net cash from financing activities		**(105)**	(316)	(78)
Net (decrease)/increase in cash and cash equivalents		**(218)**	(201)	142
Opening cash and cash equivalents		**842**	700	700
Closing cash and cash equivalents	10b	**624**	499	842

Notes to the Interim Results (unaudited)

1 General information

The Interim Results are unaudited but have been reviewed by the auditors whose report is set out on *page 24*. The financial information presented herein does not amount to full statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The Annual Report and Financial Statements 2006 have been filed with the Registrar of Companies. The Independent Auditors' report on the Annual Report and Financial Statements 2006 was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

The financial period represents the 28 weeks to 7 October 2006 (prior financial period 28 weeks to 8 October 2005; prior financial year 52 weeks to 25 March 2006). The financial information comprises the results of J Sainsbury plc and its subsidiaries ('Group') and the Group's interests in associates and joint ventures.

2 Basis of preparation

As permitted, the Group has chosen not to apply IAS 34 'Interim Financial Reporting' in preparing the Interim Results and therefore, in this respect, this interim financial information is not in full compliance with International Financial Reporting Standards (IFRS).

In accordance with the Listing Rules, the financial information contained in the Interim Results has been prepared on the basis of the Group's IFRS accounting policies as set out in the Annual Report and Financial Statements 2006. As a result, the comparative amounts for the 28 weeks to 8 October 2005 have been restated to reflect the following matters, all of which were taken into account in the Annual Report and Financial Statements 2006 for the 52 weeks to 25 March 2006.

On adoption of IAS 39 'Financial Instruments: Recognition and Measurement', the Group has recognised fair value losses relating to interest rate swaps that do not qualify as hedging instruments, directly in opening retained earnings. New tax legislation issued in January 2006 required the Group to recognise £7 million of deferred tax assets in relation to these fair value losses.

In accordance with IAS 39, the Group has recognised an available-for-sale financial asset relating to the Group's beneficial interest in a property investment pool. At 8 October 2005, the fair value of this asset was £100 million (£82 million after deferred tax).

Provisions of £30 million at 8 October 2005 have been reclassified from non-current liabilities to current liabilities, consistent with the presentation set out in the Annual Report and Financial Statements 2006 for the 52 weeks to 25 March 2006.

The financial information contained in the Interim Results is presented in sterling, rounded to the nearest million (£m) unless otherwise stated.

3 Segment reporting

The Group's businesses are organised into two operating divisions:

- Retailing (Supermarkets and Convenience); and
- Financial services (Sainsbury's Bank).

All operations are continuing and carried out in the UK.

	Retailing £m	Financial services £m	Group £m
28 weeks to 7 October 2006			
Segment revenue	**8,841**	**175**	**9,016**
Underlying operating profit (1)	**215**	**-**	**215**
Profit on sale of properties	**1**	**-**	**1**
Segment result	**216**	**-**	**216**
Finance income			**34**
Finance costs			**(56)**
Income tax expense			**(68)**
Profit for the financial period			**126**
28 weeks to 8 October 2005			
Segment revenue	8,164	163	8,327
Underlying operating profit/(loss) (1)	168	(5)	163
Business Review operating costs	(14)	-	(14)
Loss on sale of properties	(7)	-	(7)
Segment result	147	(5)	142
Finance income			15
Finance costs			(70)
Income tax expense			(34)
Profit for the financial period			53
52 weeks to 25 March 2006			
Segment revenue	15,731	330	16,061
Underlying operating profit/(loss) (1)	352	(10)	342
Business Review operating costs	(51)	-	(51)
IT insourcing costs	(63)	-	(63)
Profit on sale of properties	1	-	1
Segment result	239	(10)	229
Finance income			30
Finance costs			(155)
Income tax expense			(46)
Profit for the financial period			58

(1) Underlying profit before tax before finance income and finance costs.

4 Finance income and finance costs

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Interest on bank deposits	**7**	3	7
Net return on pension schemes	**23**	12	23
Financing fair value gains (1) – Retailing	**4**	-	-
Finance income	**34**	15	30
Financing fair value losses (1) – Financial services	**-**	(6)	(4)
– Retailing	**-**	(4)	(8)
	-	(10)	(12)
Debt restructuring costs	-	-	(38)
Borrowing costs			
Bank loans and overdrafts	**(2)**	-	(3)
Other loans	**(57)**	(60)	(107)
B share preference dividends (2)	-	-	(1)
Obligations under finance leases	**(2)**	(2)	(3)
Provisions – amortisation of discount	**-**	-	(1)
	(61)	(62)	(115)
Amounts included in the cost of qualifying assets			
Interest capitalised - qualifying assets	**5**	2	10
Finance costs	**(56)**	(70)	(155)

(1) Fair value gains/losses relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

(2) £0.2 million (October 2005: £0.4 million) of preference dividends were paid in respect of outstanding B shares during the period.

5 Income tax expense

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Current tax expense	**(1)**	36	36
Deferred tax expense	**69**	(2)	10
Total income tax expense in income statement	**68**	34	46
Tax expense on underlying profit (1)	**67**	41	95
Tax on Business Review operating costs	**-**	(4)	(15)
Tax on IT insourcing costs	**-**	-	(19)
Tax on financing fair value movements	**1**	(3)	(3)
Tax on debt restructuring costs	-	-	(12)
	68	34	46
Tax on items recognised directly in equity			
Actuarial losses on defined benefit pension schemes	**(26)**	(20)	(75)
Available-for-sale financial assets – fair value movements	**4**	4	7
Cash flow hedge reserve – fair value movements	**(1)**	-	-
	(23)	(16)	(68)
Share-based payment tax deduction	-	-	(5)
	(23)	(16)	(73)

(1) Tax charge attributable to underlying profit before tax.

6 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Plan trusts (note 9), which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

Underlying earnings per share is calculated by excluding the effect of any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature. For the 28 weeks to 8 October 2005, these one-off items were the Business Review costs. For the 52 weeks to 25 March 2006, these one-off items were the Business Review costs, IT insourcing costs and debt restructuring costs. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	28 weeks to 7 October 2006 million	28 weeks to 8 October 2005 million	52 weeks to 25 March 2006 million
Weighted average number of shares in issue	**1,687.4**	1,677.3	1,679.0
Weighted average number of dilutive share options	**12.9**	5.5	13.2
Total number of shares for calculating diluted earnings per share	**1,700.3**	1,682.8	1,692.2
	£m	£m	£m
Profit for the financial period attributable to equity holders of the parent	**127**	58	64
Add: Business Review operating costs, net of tax	**-**	10	36
IT insourcing costs, net of tax	**-**	-	44
(profit)/loss on sale of properties	**(1)**	7	(1)
financing fair value (gains)/losses, net of tax	**(3)**	5	7
debt restructuring costs, net of tax	**-**	-	26
Underlying profit after tax	**123**	80	176
	pence per share	pence per share	pence per share
Basic earnings	**7.5**	3.5	3.8
Diluted earnings	**7.5**	3.4	3.8
Underlying basic earnings	**7.3**	4.8	10.5
Underlying diluted earnings	**7.2**	4.8	10.4

7 Dividend

	28 weeks to 7 October 2006	28 weeks to 8 October 2005	52 weeks to 25 March 2006
Amounts recognised as distributions to equity holders in the period:			
Dividend per share (pence)	**5.85**	5.65	7.80
Total dividend paid (£m)	**99**	95	131

An interim dividend of 2.40 pence per share (October 2005: 2.15 pence per share) has been approved by the Board of Directors for the financial year ended 24 March 2007, resulting in a total interim dividend of £41 million (October 2005: £36 million). The interim dividend was approved by the Board on 14 November 2006 and as such has not been included as a liability at 7 October 2006.

8 Retirement benefit obligations

Retirement benefit obligations relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The next triennial actuarial valuation carried out by Watson Wyatt, the schemes' independent actuaries, is currently in progress and the results are expected in early 2007 which will include any new commutation assumptions following changes to the Finance Act effective from April 2006 ("A-Day").

As part of the £350 million one-off contribution to the defined benefit pension schemes, the Group made the second tranche payment of £240 million on 19 May 2006.

The amounts recognised in the balance sheet, based on valuations performed by Watson Wyatt, are as follows:

	7 October 2006 £m	8 October 2005 £m	25 March 2006 £m
Present value of funded obligations	**(4,483)**	(3,848)	(4,361)
Fair value of plan assets	**4,006**	3,266	3,710
	(477)	(582)	(651)
Present value of unfunded obligations	**(6)**	(7)	(7)
Retirement benefit obligations	**(483)**	(589)	(658)
Deferred income tax asset	**207**	176	227
Net retirement benefit obligations	**(276)**	(413)	(431)

The retirement benefit obligations and the associated deferred income tax asset are shown within different line items on the face of the balance sheet.

9 Reconciliation of movements in equity

The movements in the Group's equity for the 28 weeks to 7 October 2006 and the comparative period of 28 weeks to 8 October 2005 are set out below.

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Equity shareholders' funds £m	Minority interests £m	Total equity £m
At 25 March 2006	489	782	667	1,948	3,886	79	3,965
Profit for the period	-	-	-	127	127	(1)	126
Dividends paid	-	-	-	(99)	(99)	-	(99)
Share-based payment	-	-	-	22	22	-	22
Actuarial losses on defined benefit pension schemes, net of tax	-	-	(64)	-	(64)	-	(64)
Available-for-sale financial assets fair value movements, net of tax	-	-	8	-	8	-	8
Cash flow hedges effective portion of fair value movements, net of tax	-	-	(1)	-	(1)	-	(1)
B shares redemption	-	-	2	(2)	-	-	-
Shares vested	-	-	-	1	1	-	1
Allotted in respect of share option schemes	1	7	-	(2)	6	-	6
At 7 October 2006	**490**	**789**	**612**	**1,995**	**3,886**	**78**	**3,964**
At 27 March 2005	620	761	634	2,012	4,027	85	4,112
IAS 32 and IAS 39 adjustments	(133)	1	71	(17)	(78)	-	(78)
Restated at 27 March 2005	487	762	705	1,995	3,949	85	4,034
Profit for the period	-	-	-	58	58	(5)	53
Dividends paid	-	-	-	(95)	(95)	-	(95)
Share-based payment	-	-	-	12	12	-	12
Actuarial losses on defined benefit pension schemes, net of tax	-	-	(47)	-	(47)	-	(47)
Available-for-sale financial assets fair value movements, net of tax	-	-	10	-	10	-	10
Cash flow hedges effective portion of fair value movements, net of tax	-	-	1	-	1	-	1
B shares redemption	-	-	118	(6)	112	-	112
Shares vested	-	-	-	2	2	-	2
Allotted in respect of share option schemes	-	1	-	-	1	-	1
At 8 October 2005	487	763	787	1,966	4,003	80	4,083

Own shares held by Employee Share Ownership Plan ("ESOP") trusts

Own shares are held on behalf of employees by ESOP trusts under the Group's Performance Share Plan and Executive Share Option Plan. The ESOP trusts waive the rights to the dividends receivable in respect of the shareholder under the above schemes. At 7 October 2006, £83 million (October 2005: £84 million) of own shares is deducted from Group retained earnings.

10 Notes to the cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
Operating profit	**216**	142	229
Adjustments for:			
Depreciation expense	**254**	238	449
Amortisation expense	**11**	13	21
(Profit)/loss on sale of properties	**(1)**	7	(1)
Share-based payments expense	**22**	12	23
Operating cash flows before changes in working capital	**502**	412	721
Changes in working capital			
Decrease/(increase) in inventories	**2**	8	(17)
(Increase)/decrease in available-for-sale financial assets	**(49)**	12	38
(Increase)/decrease in trade and other receivables	**(109)**	(28)	7
Decrease/(increase) in amounts due from Sainsbury's Bank customers and other banks	**180**	(106)	(805)
Increase in trade and other payables	**177**	22	83
(Decrease)/increase in amounts due to Sainsbury's Bank customers and other banks	**(121)**	79	819
Decrease in provisions and other liabilities (1)	**(306)**	(30)	(66)
Cash generated from operations	**276**	369	780

(1) Includes £240 million (October 2005: £nil; March 2006: £110 million) of cash paid into the defined benefit pension schemes (note 8).

(b) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	7 October 2006 £m	8 October 2005 £m	25 March 2006 £m
Cash and cash equivalents	**910**	619	1,028
Bank overdrafts	**(286)**	(120)	(186)
	624	499	842

11 Analysis of net debt

	25 March 2006 £m	Cash flow £m	Other non-cash movements £m	**7 October 2006 £m**
Current assets				
Cash and cash equivalents (excluding Sainsbury's Bank)	862	(118)	-	**744**
Sainsbury's Bank cash and cash equivalents	166	-	-	**166**
	1,028	(118)	-	**910**
Current liabilities				
Bank overdrafts	(186)	(100)	-	**(286)**
Borrowings	(67)	8	(2)	**(61)**
Derivative financial instruments	(10)	-	2	**(8)**
	(263)	(92)	-	**(355)**
Non-current liabilities				
Borrowings	(2,081)	35	(35)	**(2,081)**
Finance leases	(52)	-	-	**(52)**
Loan from minority shareholder	(45)	-	-	**(45)**
Derivative financial instruments	(2)	-	(19)	**(21)**
	(2,180)	35	(54)	**(2,199)**
	(2,443)	(57)	(54)	**(2,554)**
Total net debt	(1,415)	(175)	(54)	**(1,644)**
Of which:				
Net debt (excluding Sainsbury's Bank)	(1,536)	(175)	(54)	**(1,765)**
Sainsbury's Bank	121	-	-	**121**
	(1,415)	(175)	(54)	**(1,644)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, fair value of derivatives and obligations under finance leases, less cash and cash equivalents. Sainsbury's Bank derivatives and borrowings, which relate to the working capital of the bank, are excluded from the Group net debt.

Reconciliation of net cash flow to movement in net debt

	28 weeks to 7 October 2006 £m	28 weeks to 8 October 2005 £m	52 weeks to 25 March 2006 £m
(Decrease)/increase in cash and cash equivalents	**(218)**	(201)	142
Decrease in debt	**43**	302	91
Movement in finance leases	**-**	-	1
Other non-cash movements	**(54)**	53	(5)
(Increase)/decrease in net debt before impact of IAS 32 and IAS 39	**(229)**	154	229
IAS 32 and IAS 39 adjustments to net debt	**-**	(203)	(203)
(Increase)/decrease in net debt in the period	**(229)**	(49)	26
Opening net debt at the beginning of the period	**(1,415)**	(1,441)	(1,441)
Closing net debt at the end of the period	**(1,644)**	(1,490)	(1,415)

Introduction

We have been instructed by the Company to review the financial information for the 28 weeks ended 7 October 2006 which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 2.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 7 October 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
14 November 2006

Notes:

(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.